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September 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Office Chief and Austin Pattan, Staff Attorney

Re:	Unity Software Inc.
Registration Statement on Form S-4
Filed August 26, 2022
File No. 333-266418

To Whom It May Concern:

On behalf of our client, Unity Software Inc. (the “Registrant”), we submit this response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter, dated August 31, 2022, related to the amendment to the Registrant’s Registration Statement on Form S-4 (“S-4”), which was filed on August 26, 2022.

For your convenience, the Staff’s comments have been produced in bold and italics herein with the Registrant’s response immediately following each comment. The below responses are also reflected, to the extent applicable, in the Registrant’s amendment to Form S-4 (the “Amendment”), to be filed on or about September 2, 2022. In addition, we are also delivering a copy of the Amendment to the Staff marked to show changes from the S-4 to the Amendment. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to the S-4, the Registrant’s responses below refer to the Amendment and capitalized terms have the same meaning as contained in the Amendment.

U.S. Securities and Exchange Commission
September 2, 2022
Page Two

Form S-4/A filed August 26, 2022
Questions and Answers about the Merger and the IronSource Special Meeting
Q: What are the material U.S. Federal Income Tax Consequences of the merger to the ironSource shareholders?, page 20

1.
We note that parties intend for the merger to qualify as a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986. In light of the parties stated intention, a tax opinion is required to support such conclusion. Please revise accordingly. See Item 601(b)(8) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has included tax opinions from the Company’s counsel and counsel to ironSource Ltd. as Exhibits 8.1 and 8.2, respectively, to the Amendment.

Risk Factors, page 44

2.
We note that the company will repurchase up to $2.5 billion of its stock following the closing of the merger. If a significant amount of these repurchases take place in 2023, it appears that the Stock Buyback Tax included as part of the recently enacted Inflation Reduction Act of 2022 may materially impact the company’s repurchases. Please advise.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 59 and 135 of the Amendment.

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U.S. Securities and Exchange Commission
September 2, 2022
Page Three

The Registrant respectfully believes that the information contained herein and the modifications reflected in the Amendment are responsive to the Staff’s comments. Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (202) 887-1554.

Very truly yours,

/s/	David P. Slotkin
Name: David P. Slotkin

cc:	John Riccitiello, President and Chief Executive Officer, Unity Software Inc.
Luis Visoso, Senior Vice President and Chief Financial Officer, Unity Software Inc.
Nora Go, Vice President, Corporate Legal, Unity Software Inc.
Rose McKinley, Senior Counsel, Corporate and Securities, Unity Software Inc.
Eric T. McCrath, Morrison & Foerster LLP
Joseph Sulzbach, Morrison & Foerster LLP
Emily K. Beers, Morrison & Foerster LLP